UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-135867,
333-135867-03, 333-135867-11
Issuer: Safety First Trust Series 2006-8
Exchange: NYSE Alternext US LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
399 Park Avenue, New York, New York 10043

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Principal-Protected Trust Certificates Linked to the Global Index Basket Due September 12, 2013

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Safety First Trust Series 2008-3 (formerly Safety First Trust Series 2006-8) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 11, 2008	By:	/s/ Geoffrey S. Richards	Regular Trustee

Date			Title
Geoffrey S. Richards

Name

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